EXHIBIT 97.1

STRATA POWER CORPORATION

EXECUTIVE COMPENSATION CLAWBACK POLICY

I. Overview.

The Board of Directors (the "Board") of Strata Power Corporation (the “Company”) has adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934.

II. Administration.

The Board shall administer this Policy and any determinations made by the Board shall be final and binding on all affected individuals. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

III. Recoupment; Accounting Restatement.

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement (the “Clawback Period”). Incentive Compensation is considered received when an award is attained, not paid.

For purposes of this Policy, the following definitions apply:

“Incentive Compensation” means compensation which is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure (defined below).

“Financial Reporting Measures” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements or any measure derived wholly or in part from such measures.

“Covered Executives” means (i) the Company's executive officers and (ii) any individual who served as an executive officer of the Company during the Clawback Period and received Incentive Compensation, and such other senior executives who may from time to time be deemed subject to the Policy by the Board.

IV. Method of Recoupment.

The Board will determine, in its sole discretion, and in compliance with applicable laws, the method for recouping Incentive Compensation hereunder.

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V. Impracticability.

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act.

VI. No Indemnification

The Company shall not indemnify any Covered Executive against the loss of erroneously received Incentive Compensation.

VII. Interpretation.

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the Securities and Exchange Commission.

VIII. Amendments; Termination.

The Board may amend this Policy at its discretion or as it deems necessary, and may terminate this Policy at any time.

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